SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

CERTIFICATE

MINUTES OF THE EIGHTY-EIGHTY-FIRST MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is certified, for the due purposes, that the 881st Meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) was installed was installed on the 01/28/2021, at 2:04 pm, with the suspension of work registered at 7:05 pm. The meeting resumed on the 01/29/2021, at 9:03 am, with the closing of the proceedings registered at 01:35 pm. The meeting took place by videoconference in an exclusively remote environment - Cisco Webex Meetings. The chairman RUY FLAKS SCHNEIDER (RFS) remotely assumed the chairmanship of the work. The Directors WILSON PINTO FERREIRA JR. (WFJ), MAURO GENTILE RODRIGUES CUNHA (MRC), LUCIA MARIA MARTINS CASASANTA (LMC), RICARDO BRANDÃO SILVA (RBS), MARCELO DE SIQUEIRA FREITAS (MSF), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD) and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) remotely attended the meeting. There was no record of absences. The Secretary of Governance, BRUNO KLAPPER LOPES (BKL), and the Adviser to the Board of Directors, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), also attended the meeting. By the majority of those present, only the LEM Director who registered a disapproval vote was overdue, also considering the favorable recommendation issued by the Statutory Audit and Risk Committee - CAE, and based on the related support material,, the Eletrobras Board of Directors, based on the provisions of article 204, paragraph 2, of Law 6,404/1976 and in article 36, item XXXII of the Company's Bylaws, approved, under the terms proposed by the Executive Board, the payment, as intermediate dividends, of the total amount of BRL 2,291,888,692.48 (two billion, two hundred and ninety-one million, eight hundred and eighty-eight thousand, six hundred and ninety-two reais and forty-eight cents), due to the reversal of the entire balance of the Special Reserve for Dividend Retained, which was constituted upon approval by the 59th Annual Shareholders Meeting of 29 April 2019, which resolved on the allocation of the results for the year ended December 31, 2018, pursuant to paragraphs 4 and 5 of article 202 of Law No. 6,404/1976 (“Intermediate Dividends”). The decision to distribute the Intermediate Dividends results from the review of the Company's financial situation and liquidity. Considering that this is the first dividend payment opportunity, in the year 2021, the Company will observe the priority payment to the shareholders holding preferred shares of classes “A” and “B”, pursuant to article 10, §§ 1 and 2, of the current Bylaws. Accordingly, the Intermediate Dividends should be distributed as follows: (i) R$ 2.076526491 per class “A” preferred share; (ii) R$ 1.578642595 per class “B” preferred share; and (iii) R$ 1.435129631 per common share. There will be no monetary update of said amounts, given that the provisions of article 1, paragraph 4, of Decree No. 2,673/1998, reproduced in article 56, paragraph 2, of Eletrobras' Bylaws, do not apply to the distribution of intermediate dividends to the profit reserves account constituted in previous years. The amounts to be paid should not be imputed to the amount of the mandatory dividend that may be determined and declared in relation to the fiscal year 2020. Given that, through the distribution of the Intermediate Dividends, there will be compliance, in the fiscal year of 2021, of the payment of the priority dividend of the preferred shares of classes “A” and “B”, other eventual dividends that may be declared and paid, during the year of 2021, will be destined, first, to the shareholders holding common shares, observing the provisions of §§ 3 and 4 of article 10 of the current Bylaws are in effect. The payment of interim dividends should be made on February 19, 2021, based on the shareholding composition of February 3, 2021 (“cut-off date”), and the Company's shares will be traded “ex-right” to dividends as of February 4, 2021, inclusive. The officers are authorized to

Information Classification: Confidential

This certificate is classified as confidential, since its improper disclosure may impair the decision-making process of the management bodies and, consequently, cause prejudice or damage to Eletrobras (framing as a preparatory document, under the terms of article 7, § 2, of Law 12.527 / 2011). The disclosure of corporate information to the market must comply with legal, regulatory and internal procedures, especially when dealing with privileged information.

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 878, de 18.12.2020.

perform all acts necessary for the payment of the intermediate dividends approved herein.This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Eletrobras Board of Directors.

Rio de Janeiro, January 29, 2021

BRUNO KLAPPER LOPES

Secretary of Governance

Information Classification: Confidential

This certificate is classified as confidential, since its improper disclosure may impair the decision-making process of the management bodies and, consequently, cause prejudice or damage to Eletrobras (framing as a preparatory document, under the terms of article 7, § 2, of Law 12.527 / 2011). The disclosure of corporate information to the market must comply with legal, regulatory and internal procedures, especially when dealing with privileged information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.